AMM FUNDS

January 31, 2008

TICKER SYMBOL **FAVLX**

FALLEN ANGELS VALUE FUND

Objective **The Fund seeks long-term capital appreciation.**

Strategy The Fund invests primarily in the equity securities of companies who, in the opinion of American Money Management (AMM), appear to be undervalued at current market prices but have significant appreciation potential and favorable long-term growth prospects. The Fund researches each company's potential evaluating growth and trends in earnings and revenue, return on equity, free cash flow, management talent, industry position, and valuation multiples. The Fund monitors each holding and adjusts the portfolio as necessary to reflect changes in each company's fundamentals and valuation.

GENERAL FUND INFORMATION

Ticker Symbol	**FAVLX**
Net Asset Value / Share	$9.57
Dividends & Capital Gains	Paid Annually
Type	No-load fund *(no sales charges)*
Fund Inception	September 2006
Investment Managers	Gabriel Wisdom, Managing Director, American Money Management, LLC Michael Moore, Chief Investment Officer, American Money Management, LLC

ASSET ALLOCATION



- Stocks 64%
- Cash & Equivalents 36%

PORTFOLIO CHARACTERISTICS

Number of Stocks	45
Morningstar Category	Large Blend

TEN LARGEST HOLDINGS *

Berkshire Hathaway, Inc Class A	4.19%
General Electric Co.	3.45%
IShares MSCI Japan Index	3.27%
IShares Dow Jones US Pharmaceuticals	2.63%
Wellpoint, Inc	2.41%
Loews Corp	2.39%
Manulife Financial Corp	2.32%
Oracle Corp	2.11%
IShares MSCI Taiwan Index	1.97%
Chesapeake Energy Corp	1.91%

SECTOR DIVERSIFICATION

Energy	2.89%
Materials	4.51%
Industrials	11.28%
Consumer Discretionary	4.59%
Consumer Staples	2.00%
Healthcare	7.86%
Financials	16.19%
Information Technology	9.59%
Telecommunication Services	———
Utilities	———
International	5.21%

**The top ten holdings and other portfolio characteristic information are presented to illustrate examples of the securities that the Fund has bought, the diversity of areas in which the Fund may invest, and may not be representative of the Fund's current or future investments. The top ten holdings do not include money market instruments. The information presented is as of the date shown above, does not reflect the entire investment portfolio of the Fund, and may change at any time. Percentages are based on the total market value of the Fund's portfolio.*

Investors should carefully consider the Fund's investment objectives, risks and expenses before investing. A prospectus containing this and other important information is available on-line at *www.FallenAngelsFunds.com* or by calling *888-999-1395*. Please read the prospectus carefully before investing.